Simpson Thacher & Bartlett LLP

900 G STREET, NW

WASHINGTON, D.C. 20001

TELEPHONE: +1-202-636-5806

FACSIMILE: +1-202-636-5502

Direct Dial Number (202) 636-5806	E-mail Address ryan.brizek@stblaw.com

April 13, 2026

Via EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: David Manion, Staff Accountant

Re:	JPMorgan Private Markets Fund

Annual Report on Form N-CSR

Investment Company Act File No.: 811-23832

Dear Mr. Manion:

On behalf of JPMorgan Private Markets Fund (the “Fund”), we are providing the following responses to oral comments from the staff (the “Staff”) of the Division of Investment Management of the Securities and Exchange Commission (the “Commission) received on March 3, 2026, relating to the Fund’s Annual Report on Form N-CSR for the fiscal year ended March 31, 2025, filed with the Commission on June 9, 2025 (the “Annual Report”).

For convenience of reference, the Staff’s comments have been reproduced herein and the Fund’s responses to the Staff’s comments are set out immediately under the restated comments. All capitalized terms used but not defined in this letter have the meanings given to them in the Annual Report.

1. The titles of the individuals signing the certifications contained in Form N-CSR do not specifically contain the titles of “principal executive officer” and “principal financial officer.” Please confirm in correspondence that the individuals who sign the certifications are the principal executive officer and principal financial officer and, going forward, please confirm that such titles will be included in the signed certifications in future reports.

Response: The Fund hereby confirms that Ashmi Mehrotra is the Fund’s principal executive officer and Christopher Clienti is the Fund’s principal financial officer and that it will include such titles in future certifications.

2. The Staff notes that all public companies that are required to report segment information in accordance with Topic 280, Segment Reporting must comply with the disclosure requirements under the Financial Accounting Standards Board Accounting Standards Update 2023-07. Please confirm the Fund will include the required disclosure in future filings.

Response: The Fund will make the requested change in future reports.

Please call me (202-636-5806) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Sincerely,

/s/ Ryan P. Brizek
Ryan P. Brizek

cc:	Christopher Cilenti, J.P. Morgan Investment Management Inc.

Carmine Lekstutis, Esq., J.P. Morgan Investment Management Inc.

Henry Pickell, Esq., J.P. Morgan Investment Management Inc.

Rajib Chanda, Esq., Simpson Thacher & Bartlett LLP

Neesa Patel Sood, Esq., Simpson Thacher & Bartlett LLP

David Howe, Esq., Simpson Thacher & Bartlett LLP

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